Exhibit (a)(1)(U)

Form of Email Announcing the Extension of the Stock Option Repricing Program

From:     Ruby Alexander, Deputy General Counsel
To:     Eligible Employees
Date:     November 22, 2022
Subject: Extension of Sonder’s Stock Option Repricing Program
_____________________________________________________________________________________________

Hi, Everyone,

Sonder is extending the Stock Option Repricing Program offering period to 9:00 p.m. PST, Thursday, December 1, 2022.

As of November 22, 2022, approximately 20,393,535 eligible options have been tendered for repricing in connection with the Offer.

If you would like to participate in the Offer, go to the offer portal link https://www.myoptionexchange.com/Identity/Account/Register?returnUrl=%2F. Use your Sonder email address to access the portal. If you have any questions, please contact stockadmin@sonder.com.

Warmly,
Ruby Alexander